June 15, 2006

Mr. Robert Telewicz

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

We are writing in response to your phone call of June 12, 2006 concerning our responses to your letters dated March 30, 2006 and May 4, 2006 in regard to the Company’s Form 10-K for the year ended December 31, 2005.

Our responses to your comments are as follows:

Form 10-K

Financial Statement and Notes

Consolidated Statement of Shareholders’ Equity

Comment No.2 Response:

The total amount of distribution in excess of retained earnings is $1,248,560 ($961,655 in 2005 and $286,905 in 2004).   Management reclassified $1,248,560 back to retained earnings on the balance sheets filed on Form 10-Q as of March 31, 2006 and December 31, 2005 and used the caption Distributions in Excess of Retained Earnings.

In the Company’s Form 10-K to be filed for the year ended December 31, 2006, management will reclassify the 2005 and 2004 above mentioned amounts on the Consolidated Statements of Shareholders’ Equity and the Consolidated Balance Sheets.

Note 8 – Debt

Convertible Subordinated Debenture, page 59-61

Comment No. 7 Response:

Management believes that the requirements of paragraph 12-32 of EITF 00-19 do not apply to the Convertible Subordinated Debentures since the contract is considered by management to be a “conventional convertible debt instrument” in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares (166.67 shares of common stock for each $1,000 principal amount of the debenture maturing in 2013 and 133.33 shares of common stock for each $1,000 principal amount of the debenture maturing in 2015).    The conversion price is only adjusted in limited circumstances as discussed below.  Management does not anticipate that these circumstances will occur.

1)

The Company pays a stock dividend.

2)

The Company issues rights, options or warrants to all holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share.

3)

The Company’s Common Stock is subdivided into a greater number of shares of Common Stock (a stock-split).

4)

The Company distributes to all holders of its Common Stock shares of any class of capital stock or property.

8)

The Company may make such decreases in the Conversion Price, for the remaining term of the Securities or any shorter term, as it considers to be advisable in order to avoid or diminish any income tax to any holders of shares of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock for from any event treated as such for income tax purposes.

10)

The Company from time to time may reduce the Conversion Price by any amount for any period of time if the period is at least twenty (20) days, the decrease is irrevocable during such period and the Board of Directors shall have made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive.

Item 8 allows modifications only in the event of a taxable distribution to the shareholders in order to cover income taxes.  If at any time the Company makes a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for U.S. federal income tax purposes (such as distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on common stock or rights to subscribe for common stock) and,  pursuant to the antidilution provisions of the Indenture, the number of shares into which debentures are convertible is increased, that increase may be deemed taxable for U.S federal income tax purposes to be the payment of a taxable dividend to holders of debentures.  The absence of such an adjustment may result in a taxable dividend to the holders of our common stock.

Item 10 allows for a reduction in the conversion price for a certain amount of time. In the case where the Board of Directors voted to lower the price, it would be management’s intention to amend the contract at that point to a new “fixed” price with a new “fixed” maximum amount of shares to be converted.

However, if the Company’s Subordinated Convertible Debentures do not qualify for the exemption in EITF 00-19 for “conventional convertible debt instrument”, management determined that the conversion option would be equity if freestanding because the contract meets all of the requirements of paragraph 12-32 of EITF 00-19 as follows:

•

Par. 12 – 13 – Contracts that include any provision that could require net-cash settlement must meet all of the following conditions in order to be classified as equity:

o

Par. 14 - The contract permits the Company to settle in unregistered shares.  The indenture states that the shares to be issued are unregistered shares.

o

Par. 15 – The contract has a fixed price and the value does not have to be determined by using ‘commercially reasonable means”.

o

Par. 16 – There are no other settlement alternatives other than settling in the unregistered shares.

o

Par. 17-18 – The contract states that the contract is settled by delivering unregistered shares only.

o

Par. 19 -   The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract would remain outstanding.  Per the Company’s articles of incorporation, the Company has 10,000,000 authorized shares and 4,640,484 shares outstanding as of December 31, 2005.  Conversion of the debentures at the maximum price would require 2,284,333 shares ($5,370,000 @ $6.00 per share plus $10,420,000 @ $7.50 per share).

o

Par. 20 – The contract contains an explicit limit on the number of shares to be delivered in a share settlement.  The contract states an explicit conversion price which can only be modified by the Board of Directors under limited circumstances.  The maximum amount of shares to be delivered under the contract is 2,284,333.  In the case of a modification of the conversion price by the Board of Directors, the conversion price would be fixed as to allow an explicit limit on the number of shares to be delivered.  The number of shares would be determinable.

o

Par. 21 - The expiration of the contract is in conjunction with the maturity of the debt.   There is no contract termination trigger.

o

Par. 22 - 23 – The contract does not have a provision to provide for shares in excess of the capped amount.

o

Par. 24 – The Company’s Debentures did not exist as of September 20, 2000.

o

Par. 25 – There are no required cash payments to the counterparty in the event that the Company fails to make timely filings with the SEC.

o

Par. 26 – There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with the full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

o

Par. 27 - 28 – The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

o

Par. 29 – 31 – There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.  The contract only gives the Debenture holder the same rights as any other stockholder upon conversion.

o

Par. 32 – There is no requirement in the contract to post collateral at any point or any reason.

Since the conversion feature of the Company’s Subordinated Convertible Debentures meets the above criteria, the contact would be considered equity if freestanding.  Therefore, the conversion feature would not be considered a derivative subject to the requirements of SFAS 133.

/s/ANNA T. CHEW

ANNA T. CHEW

Chief Financial Officer

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